UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*


Northstar Health Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

666903109000

(CUSIP Number)

4/5/00

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 666903109000

1.	Names of Reporting Persons:	Harry League
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization:	US

Number of Shares Beneficially Owned by Each Reporting Person
With
(5)	Sole Voting Power:			289,700

(6)	Shared Voting Power:		0

(7)	Sole Dispositive Power:		300,700

(8)	Shared Dispositive Power:	11,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting
Person:			300,700

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

Percent of Class Represented by Amount in Row (9):
			5.03%

(12)	Type of Reporting Person (See Instructions):	IN




Item 1.
	(a)	Northstar Health Services, Inc.
	(b)	665 Philadelphia Street, P. O. Box 1289, Indiana, Pa
15701

Item 2.
	(a)	Harry League
	(b)	1701 Rosehill Drive, Arlington Heights, IL 60004
	(c)	US
	(d)	Common Stock
	(e)	66690309000

Item 3.
	(a)	[   ]
	(b)	[   ]
	(c)	[   ]
	(d)	[   ]
	(e)	[   ]
	(f)	[   ]
	(g)	[   ]
	(h)	[   ]
	(i)	[   ]
	(j)	[   ]

Item 4.
	(a)	300,700
	(b)	5.03%
	(c)
(i)289,700
(ii)0
(iii)300,700
(iv)11,000

Item 5.  N/A

Item 6. I share dispositive powers on 11,000 shares in my wife's IRA account.

Item 7. N/A

Item 8. N/A

Item 9. N/A

Item 10.
(a)	N/A
(b) 	By signing below I certify that, to the best of
my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct to the best of my ability to understand the SEC's requirement to do so and with the help of the SEC's staff.

4/13/00
Date

/s/ Harry League
Signature

Harry League
Name/Title